Exhibit 2.2

Execution Version

Certain confidential information contained in this document, marked by brackets as [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.  In addition, certain personally identifiable information contained in this document, marked by brackets as
[***], has been omitted from this exhibit pursuant to Item 601(a)(6) under Regulation S-K.

March 31, 2023

F2 Beteiligungs GmbH & Co. KG
and
F3P GmbH
(as Sellers)

and

Mr. Ingo Fraedrich
and
Mr. Thomas Fraedrich
(as Guarantors)

and

Heska GmbH
(as Purchaser)

and

Heska Corporation
(as Purchaser's Guarantor)

EARN-OUT AMENDMENT AND SETTLEMENT AGREEMENT

Execution Version

THIS EARN-OUT AMENDMENT AND SETTLEMENT AGREEMENT (the “Agreement”) is made on March 31, 2023

BETWEEN

(1)
F2 Beteiligungs GmbH & Co. KG, a limited partnership organized under the laws of Germany, registered with the commercial register at the local court of Hildesheim under registration number HRA 202669 and with business address at [***]

- the “Seller 1” -

(2)
F3P GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register at the local court of Hildesheim under registration number HRB 208017 and with business address at [***]

- the “Seller 2”, and together with Seller 1, the “Sellers” and each a “Seller” -

(3)	Mr. Ingo Fraedrich, born on [***]

- the “Sellers' Guarantor 1” -

(4)	Mr. Thomas Fraedrich, born on [***]

- the “Sellers' Guarantor 2” -

(5)
Heska GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register at the local court of Darmstadt under registration number HRB 102747 and with business address at Dina-Weißmann-Allee 6, 68519 Viernheim, Germany,

- the “Purchaser” -

and

(6)	Heska Corporation, a Delaware corporation, 3760 Rocky Mountain Ave, Loveland, CO 80538, USA,

– the “Purchaser's Guarantor” or “US HoldCo“ –

- the Sellers, the Sellers' Guarantor 1, the Sellers' Guarantor 2, the Purchaser and the Purchaser's Guarantor together, the “Parties” and each a “Party” -

WHEREAS

(A)
On November 1, 2021, the Parties entered into that certain sale and purchase agreement (roll of deeds no. 1337/2021 F of the notary Dr. Sabine Funke, Frankfurt am Main, Germany; the “SPA”) relating to the sale and transfer of all shares in Veterinärmedizinisches Dienst-leistungs-zentrum (VetZ) GmbH Online-Dienstleistungen für Tierärzte, a limited liability company organized under the laws of Germany, registered with the commercial register at the local court of Hanover under registration number HRB 56491 and with business address at Sattler-straße 40, 30916 Isernhagen, Germany (the “Company”). The consummation of the transactions contemplated by the SPA took place on January 3, 2022 (the “Closing Date”).

(B)	Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the SPA.

(C)
As part of the Purchase Price owed by the Purchaser pursuant to Section 4.1 of the SPA and subject to and in accordance with the terms and conditions of Section 4.5 of the SPA including the achievement of the Earn-out Milestones set forth therein, the Sellers shall be entitled to a certain number of HSKA Shares listed on the NASDAQ Stock Exchange (the “Earn-out Shares”).

(D)
Solely to the extent the Madrid Closing (as defined below) of the Madrid Transaction (as defined below) occurs, the Parties intend to amend the earn-out provisions of the SPA such that (i) earn-out payments in the total amount of EUR [***] (in words: [***]) will be made by the Purchaser to the Sellers in cash within 20 days following the closing of the Madrid Transaction, (ii) certain additional earn-out payments will be made by the Purchaser to the Sellers in cash (and not in Earn-out Shares) upon achieving one or more Earn-out Milestones and (iii) the Sellers waive their claim to receive the Earn-out Shares.

NOW, THEREFORE, the Parties agree as follows:

1.	AMENDMENT AND PARTIAL SETTLEMENT

1.1	Section 4.1(f) of the SPA shall be amended and in its entirety replaced as follows:

“plus, an amount of up to EUR ten million one hundred fifty-five thousand two hundred (in words: Euro 10,155,200) subject to and in accordance with Section 4.5 (the “Earn-out”).”

1.2	Section 4.5 of the SPA shall be amended and in its entirety replaced as follows:

“4.5	Earn-out

(a)
As part of the Purchase Price, the Sellers shall be entitled to a cash amount of up to EUR 10,155,200 (in words: Euro ten million one hundred fifty-five thousand two hundred) (the “Earn-out Amount”). The Earn-out Amount shall consist of (i) an amount of [***] (in words: Euro [***]) (the “Upfront Earn-out Amount”) and (ii), subject to and in accordance with lit. (c) below, an amount of EUR [***] (in words: Euro [***]) (being the Earn-out Amount less the Upfront Earn-out Amount paid to the Sellers) (the “Additional Earn-out Amount”).

(b)
The payment of the Upfront Earn-out Amount shall be subject to the condition precedent (aufschiebende Bedingung) that the merger (the “Merger”) of US HoldCo with and into a wholly owned subsidiary of Mars, Incorporated (the “Madrid Transaction”) pursuant to that certain Agreement and Plan of Merger, dated on or around March 31, 2023, by and among US HoldCo, Mars, Incorporated and the other parties thereto has been consummated (the “Madrid Closing” and the date on which the Madrid Closing occurs the “Madrid Closing Date”). The relevant Pro-Rata Participation of the Upfront Earn-out Amount shall be payable by the Purchaser to the Seller 1 and the Seller 2 within 20 days after the Madrid Closing Date. Such payments shall become due and payable irrespective of whether any of the Earn-out Milestones (as defined below) have been achieved.

(c)	The Additional Earn-out Amount shall become payable as follows:

(i)
[***]% of the Additional Earn-out Amount shall become due upon the development and commercialization of a globally deployable cloud native PIMS (Practice Information Management Solution) of a quality that middle-level and above VetZ users will utilize (the “Cloud PIMS”) with at least 1,000 (in words: one thousand) net active veterinary practices as customers of the Company who are paying the Company for the use of Cloud PIMS and are not on a trial subscription (or using other testing arrangements) only (which excludes cloud-based customers acquired following the Signing Date (irrespective of the legal form of the acquisition (assumption of contract, asset deal, share deal or otherwise)) but includes customers that are current (at the time of the signing of the SPA) on premise users of VetZ's software products) (such users, the “Net Active Users”) based in any country (other than in the United States of America, Canada and Australia), it being understood that "commercialization" means any active sale effort in commerce to non-affiliated users;

(ii)
[***]% of the Additional Earn-out Amount shall become due upon the development and commercialization of a Cloud PIMS that is utilized by at least 300 Net Active Users based in the United States of America, Canada and Australia; and

(iii)
[***]% of the Additional Earn-out Amount shall become due when consolidated annual net revenue of US HoldCo and its subsidiaries (including the Group Companies, the “US HoldCo Group”) attributable to global practice management software and related software revenue (including revenue resulting from license fees and related software transaction fees for 'petsXL', 'easyVET' and 'vetsXL') equals or exceeds EUR [***] (in words: Euro [***]) in any fiscal year (including a 12 months' period) based on billings in the ordinary course of business, provided, that the consolidated annual net revenue of the US HoldCo Group generated with customers based in Germany, Austria and Switzerland and attributable to digital x-ray imaging (DXR) products of the US HoldCo Group (other than the Group Companies) shall be credited towards the EUR [***] (in words: Euro [***]) up to a maximum amount of EUR [***] (in words: Euro [***]) in the DXR product revenue in any fiscal year (including a 12 months' period) based on billings in the ordinary course of business. All billings and revenue referred to in this paragraph (c) shall be determined in accordance with US GAAP as applied by US HoldCo for reporting purposes in a manner consistent with past practice. For the avoidance of doubt, all net revenue that is credited towards the targets in this paragraph shall not count more than once in that intercompany revenue will be eliminated and revenue will be recorded on a consolidated basis;

each of the milestones under Sections 4.5(c) (i) through 4.5 (c) (iii), an “Earn-out Milestone”.

(d)
The Earn-out Milestones pursuant to Section 4.5 (c)(i) through (c)(iii) above can be achieved in any chronological order. Each Earn-out Milestone can only be achieved once and not partially. The Sellers shall not be entitled to a portion of the Additional Earn-out Amount with respect to a certain Earn-out Milestone if such Earn-out Milestone is not achieved before the sixth (6th) anniversary of the Closing Date and the Sellers' claim for such unearned portion of the Earn-out Amount portion shall then lapse and cease to exist.

(e)
Within a period of 6 (six) years following the Closing Date, the Purchaser shall upon written request of the Sellers (acting jointly) (i) provide the Sellers one time per calendar year with a report setting forth the status of progress to achieve all Earn-out Milestones since the Closing Date (in case of the first report) as of the end of the preceding calendar quarter and (ii) one time per calendar year, the Purchaser shall invite the Seller's Representative to and hold a conference call (to be scheduled by the Purchaser with reasonably sufficient lead time between the day on which the written request is received by the Purchaser and the day of the conference call) to respond orally to reasonable queries received from the Sellers in relation to the achievement of all Earn-out Milestones which queries shall be included in the written request for the relevant conference call.

(f)
Promptly after delivery of a written confirmation by the Purchaser that any of the foregoing Earn-out Milestones has been achieved, the Purchaser shall pay or have paid to the Sellers (which are existing at the date the Earn-out Milestone occurs) their respective Pro-Rata Participation in the relevant portion of the Additional Earn-out Amount, but in any event within ten (10) Business Days of the date such Earn-out Milestone has been achieved.

(g)	The Purchaser may offset any portion of the Earn-out Amount due against any amounts which may be due by a Seller or a Sellers' Guarantor under this Agreement or any related agreement.

(h)	With regard to VAT, Section 4.8 shall apply mutatis mutandis to the Earn-out Amount.”

2.	WAIVER AND RELEASE

Each Seller hereby waives its right to receive HSKA Shares and hereby releases the Purchaser from any obligation and liability in this respect. It is agreed that in respect of the Earn-out each Seller’s entitlements and corresponding obligations of the Purchaser shall be exclusively set out in Section 4.5 of the SPA, as amended by this Agreement, and in this respect there shall be no other entitlements of each Seller and corresponding obligation of the Purchaser.

3.	EARLY TERMINATION

Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate and be of no further force and effect (except for the provisions set forth in Section 4 below, which shall survive termination) in the event that the Merger shall not occur, the Madrid Transaction is terminated in accordance with its terms or a Madrid Closing of the Madrid Transaction fails to occur for any reason.  In such event, the terms of the SPA (disregarding the amendments pursuant to Section 1 of this Agreement) shall continue to apply in full force and effect.

4.	MISCELLANEOUS

4.1	This Agreement shall become effective upon execution by the Parties.

4.2	Except as explicitly provided for in Section 1 of this Agreement, the SPA shall not be amended and shall remain in full force and effect.

4.3	The Parties have agreed on arbitration as set out in the arbitration covenant attached as Annex 3.3.

4.4
Sections 16 (confidentiality), 18.1 (notices), 18.3(a) (costs, taxes and expenses), 18.4 (entire agreement), 18.5 (amendments, supplements), 18.6 (assignments), 18.7 (set-off; no right of retention), 18.8 (no rights of third parties), 18.9 (no joint and several liability; joint exercise of rights by the Sellers), 18.10 (governing law) and 18.12 (severability) of the SPA shall apply mutatis mutandis to this Agreement, provided however, that the Purchaser and its Affiliates shall be permitted to disclose this Agreement and its terms and conditions to Mars, Incorporated and its Affiliates, and its and their respective directors, officers, employees and advisors on a need-to-know basis and subject to appropriate confidentiality undertakings.